UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Scholastic Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

807066105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 807066105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mary Sue Robinson Morrill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 466,676
	6.	Shared Voting Power 2,263,155
	7.	Sole Dispositive Power 466,676
	8.	Shared Dispositive Power 2,263,155
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,729,831
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Scholastic Corporation

(b)	Address of Issuer’s Principal Executive Offices

557 Broadway

New York, NY 10012

Item 2.

(a)	Name of Person Filing:

Mary Sue Robinson Morrill

(b)	Address of Principal Business Office or, if none, Residence

c/o Corporate Secretary, Scholastic Corporation, 557 Broadway, New York, NY 10012

(c)	Citizenship

USA

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

(e)	CUSIP Number

807066105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.134-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,729,831 (see note to Item 4(a)).

(b)	Percent of class:

8.3%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

466,676

(ii)	Shared power to vote or to direct the vote

2,263,155

(iii)	Sole power to dispose or to direct the disposition of

466,676

(iv)	Shared power to dispose or to direct the disposition of

2,263,155

Note to Item 4(a):

Includes (A) 322,624 shares of Common Stock held by four trusts of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares. Also includes (B) 68,138 shares held by the Richard Robinson Charitable Trust of which Mary Sue Robinson Morrill and Andrew S. Hedden are trustees, (C) 40,681 shares held by the Richard Robinson Family Trust of which Mary Sue Robinson Morrill and Andrew S. Hedden are trustees, (D) shares owned by the Trust under the Will of Maurice R. Robinson (the “Maurice R. Robinson Trust”), as follows: (i) 1,183,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (E) shares owned by the Trust under the Will of Florence L. Robinson (the “Florence L. Robinson Trust”), as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Barbara Robinson Buckland, Florence R. Ford, Mary Sue Robinson Morrill and William W. Robinson, who are all siblings, and Andrew S. Hedden are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Mary Sue Robinson Morrill is the sole trustee of the Florence L. Robinson Trust, with sole voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Does not include 169,445 shares of Common Stock held in two trusts of which Mr. Morrill is trustee, for the benefit of the children of Ms. Morrill, and an aggregate of 101,965 shares held by family members directly and in a trust for which neither Mr. or Ms. Morrill are trustees, as to which Ms. Morrill has no voting or dispositive power and disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each of the Maurice R. Robinson Trust, the Florence L. Robinson Trust, the Richard Robinson Charitable Trust and the Richard Robinson Family Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2023

Signature:	/s/ Mary Sue Robinson Morrill
Name/Title: Mary Sue Robinson Morrill

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)